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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to HP employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The transcript of the message is posted on HP's internal web site.

Buckle Your Seatbelts

Carly reaffirms why the HP-Compaq merger agreement positions HP to win, and asks employees to "keep moving" in their jobs and "steel their resolve" against short-term market reactions.

Carly Fiorina
Messsage transcript - September 6, 2001

IN A MESSAGE TAPED IN BOSTON, CEO CARLY FIORINA PROVIDES SOME ADDITIONAL PERSPECTIVE ON THE HP-COMPAQ MERGER AGREEMENT ANNOUNCED SEPTEMBER 3. SHE PUTS THE MARKET REACTION INTO CONTEXT, REAFFIRMS WHY THE DECISION POSITIONS HP TO WIN, AND ASKS EMPLOYEES TO CONTINUE DOING THEIR JOBS AS USUAL UNLESS OTHERWISE INSTRUCTED BY MANAGEMENT AND THE INTEGRATION OFFICE.

Hello everyone. I'm speaking to you today from Boston. It is day two after the announcement of our exciting news. Michael Capellas and I are here talking with investors. I thought I would take a break in the schedule and just check in with all of you and provide some perspective and context.

Now, obviously from my point of view and I hope from yours as well, our announcement yesterday is a decisive move to position HP for leadership again in an industry that's changing rapidly. It is our chance to change the game and play to win. But it's equally obvious that the market hasn't reacted quite that way, and I know this is making some of you uncomfortable and so I wanted to take some time and put it into context.

First, candidly, we expected the market reaction to this deal to be tough. Why did we expect that? First of all, it's a tough environment out there anyway. The economies around the world are soft and this puts investors in a risk-averse mood. But frankly, if you're going to do a deal like this, you do it in a tough market.

At the same time, it's fair to say that while we knew the reaction would be tough, we didn't think it would be quite this tough. And what the reactions suggest to me is that first, the market is having a hard time digesting this. It's a big move. It was completely unexpected, in part because we did such a good job of keeping this deal quiet. But there's a lot of news for investors to digest. And in an environment that's risk averse to begin with, new news, unexpected news is going to take some time.
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Secondly, the track record of high-tech mergers is not particularly good. And I think in most cases that has been true because there hasn't been as clear and compelling a reason to get together as we have here. But nevertheless, we are fighting against a prejudice with a risk-averse set of people who are saying, "I'm not sure I know this is going to work."


A COMPELLING STORY

What we're doing about it is obviously spending a lot of time educating our investors. I am quite confident that the more investors understand about this compelling story -- compelling in terms of value creation, compelling in terms of a strength and growth opportunity, compelling in terms of our opportunity to lead -- that they will understand and vote with their money.

It's important also to know that we do not bring this merger for a shareowner vote until after we receive regulatory approval, which will probably be around six months from now. So we have a lot of time to make sure that our investors fully understand and fully support this deal.

You'll remember when I announced this news to you yesterday morning, I guess it was, I said in essence -- buckle your seatbelts. Steel your resolve because people are likely to react. Our competitors are likely to take advantage of the situation in the short term. So what we need to do now is have the courage of our convictions, keep telling our story and tough it out. This will get better because this is a compelling value proposition for the long term. But if you're going to lead, you don't base your choices and decisions on short-term stock price movement.

Now the other question that I've gotten a lot from e-mail is, "How do we act with our new colleagues at Compaq? What should we do? Should we suddenly stop doing everything we've been doing?" The short answer to that question is -- we need to keep going. The risk here is standing still. The risk here is freezing. The risk here is suddenly deciding that the path we were on is the wrong path. In fact, we did this deal because it is an affirmation that the path we have been moving down. The journey we have been on is precisely going in the right direction. We are heading toward the right destination. But we have some restrictions on what we can and cannot do in this period between the announcement of the deal and regulatory approval of the deal.

So, here are some things we can do. We can plan aggressively for this integration. We can also begin to meet with our clients. I'm sorry, our COLLEAGUES at Compaq. And in some


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cases explain to our clients what this means in terms of value for our customers. We need to meet with our clients and with our colleagues at Compaq in a planned way. There are some restrictions. And so you should be looking for instructions from your management team and from the Integration Team on how best to do that.


KEEP THE MOMENTUM

But fundamentally our jobs right now are to keep moving, to keep doing the things we were planning to do anyway. What does that mean? That means we need to keep serving customers. That means we need to keep controlling expenses. That means we need to keep making the organizational changes that we have been making to allow ourselves to be more cost competitive and more effective in front of customers. It means as well, for example, that we need to continue the hard work on our horizontal processes. Because those horizontal processes will be even more important to this combined entity than they are to Hewlett-Packard alone.

It also means that as we plan, we have a clear endpoint in mind. As I hope you recognize from the materials we sent out yesterday, before we announced this deal, in fact before we even had bankers involved, we had done a fairly comprehensive integration plan. We have a lot more work to do that Webb McKinney will be leading on our side. But that comprehensive integration plan gives us a sense, for example, of what our endpoint looks like. And we can use that view of our endpoint to make some short-term decisions now. That endpoint, for example, will influence how we set R&D budgets in the short term. It will influence how we prioritize investments during the upcoming ASPIRE process.

But importantly -- and I want to make sure that I'm clear about this -- we can't do this in an ad hoc way. Unless and until you are told through the Integration Office or by your management through the Aspire process that you should be doing something differently, you need to keep doing what you were doing. It's very important. So again, we may make some changes in our decision-making processes because we now understand the endpoint we're shooting for. But we will only make those after careful review by the Integration Office and direction from the Integration Office, and as part of our upcoming ASPIRE process.

Unless you're instructed through those folks and through that planning process, you need to assume that what you had been doing is what you need to keep doing. And of course you need to realize that there are some legal restrictions on what we can do together. Until we receive regulatory approval we need to continue to compete fiercely in the marketplace.
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POSITIONING HP TO WIN

Now one of the other things that I think is really important to recognize is why we're doing this? You know, when the press is bad and the stock price is down and of course this news creates uncertainty for all of us and it's easy to forget why we started this in the first place. So I want to end on reminding us why we did this. First and foremost, this is an offensive move, not a defensive move.

We are taking this decisive action because it vastly improves our ability to execute on the strategy we set out to execute on two years ago. We are doing this deal because customers are changing how they're buying. We know that. We've seen it in the marketplace. And this combination gives us a much-improved ability to lead and to win.

For Hewlett-Packard as well as for our colleagues at Compaq, this is all about changing the game and playing to win. In the short term, people will look to see if we can execute. In the short term our competitors will hope we become distracted. In the short term we must demonstrate day and day out that we know where we're going, that we have confidence in our ability to reach the future we've defined. And that people can count on our resolve, our skill, our determination, our dedication to deliver results for customers and for shareowners.

I remain incredibly excited about the opportunities that this combination represents for both the people of Hewlett-Packard and the people of Compaq. I remain incredibly enthusiastic about the shareowner value that we can create through this combination for both sets of shareowners. I remain incredibly enthusiastic about what this means for our partners because this combination now makes us the partner of choice around the world. Most of all, I'm excited for our customers and for our employees. For our customers, because our value proposition is stronger. Our product line is better. Our global coverage is superior. Our services capability is competitive. And our Imaging and Printing business remains a crown jewel. And for our employees, I'm incredibly enthusiastic because I think this combination represents opportunity. Opportunity to lead. Opportunity to win. Opportunity for the Hewlett-Packard Company together with our colleagues in Compaq to truly change the game. In the end that's what it's all about. It's all about changing the game and playing to win. And I hope you remember that I've been using those two phrases since the day I arrived.

So don't worry too much about the stock price and the press. One does not make decisions based upon short-term reaction. Stay worried about executing in the short term and doing all

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the things you intended to do. And look to the ASPIRE planning process and the
Integration Office to inform us as to when we may change a priority based upon our understanding of the end state that this combination represents.

So hang in there. I know our colleagues at Compaq are a little shook as well. So have some empathy for them. But again, step back and remember why we did it. This is our chance to change the game in an industry that will change with us or without us. We might as well lead. Thanks everybody and have a great day.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing and workforce reductions, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed
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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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